November 8, 2016

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

Frank Knapp, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ctrip.com International, Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed on April 22, 2016 (File No. 001-33853)

Dear Ms. Collins and Mr. Knapp:

This letter sets forth the Company’s responses to the comments contained in the letter dated October 25, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2015 Form 20-F filed by the Company on April 22, 2016 (the “2015 20-F”), following the letters dated September 9, 2016 and September 30, 2016 from the Staff and the Company’s responses submitted on September 23, 2016 and October 14, 2016, respectively. The comments are repeated below in bold and followed by the responses thereto.

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Notes to Consolidated Financial Statements

Note 15. Taxation, page F-41

1.                                      We note your responses to prior comment 3. Please describe the tax effects of the gain transactions and subsequent income statement reclassifications in relation to fiscal 2013 and 2014 income tax expense and explain why there was no apparent income statement impact related to such reclassifications.

The Company respectfully advises the Staff that the gain transactions relating to the reclassifications did not have net income tax effect in light of the structure of these transactions. Specifically, the reclassification for fiscal 2013 was made for a gain of RMB0.6 million arising from disposal of an equity method investment by an entity incorporated in the British Virgin Islands, which is not subject to income tax. The reclassification for fiscal 2014 was made for a gain of RMB100 million from the previously held equity interests through a step acquisition. Since the entity used to hold the previously held equity interests had sufficient tax losses to offset the gain, and full valuation allowance was provided for against the tax losses brought forward from prior years, there was no net income tax effect on this transaction, either.

2.                                      We note that the effective tax rate reconciliations for fiscal 2014 and 2013 were not revised to reflect the reclassification adjustments from other income to equity income from affiliates. Please provide a revised effective tax rate reconciliation for both fiscal 2014 and 2013 along with an analysis that demonstrates why you believe discrepancies between the revised reconciliation and your current disclosures are not quantitatively or qualitatively material.

The Company respectfully submits the revised effective tax rate reconciliations for fiscal 2013 and 2014 below:

	2013	2014
Statutory CIT rate	25%	25%
Tax difference from statutory rate applicable to subsidiaries with preferential tax rates	(15)%	(375)%
Non-deductible expenses and permanent differences	11%	480%
Change in valuation allowance	5%	241%
Effective CIT rate	26%	371%

The reclassification for fiscal 2013 did not impact the effective tax rate reconciliation as the amount involved was immaterial. In accordance with the guidance under SEC Staff Accounting Bulletin Topic 1M — Materiality, the Company has assessed the error for 2014 tax rate reconciliation from both quantitative and qualitative perspectives as follows and considers the error not material to the 2015 financial statements as a whole from the perspective of the intended users of these financial statements.

•                  As a result of reclassification for fiscal 2014, the 2014 effective tax rate changed from 97% to 371%, which appears to be quantitatively significant to the 2014 tax rate reconciliation. Such significant change in the effective tax rate was primarily attributable to a relatively small amount of pre-tax income in 2014. However, the impact was confined within only one single footnote disclosure for tax rate reconciliation and it only impacted one comparative year in this footnote disclosure, while all the primary statements were appropriately stated; and

•                  The Company has also concluded that the above error is not qualitatively material after assessing primarily the following qualitative considerations: (1) the error in disclosure had no impact on the earnings of the Company, nor did it change the overall trend of the reconciliation items in the effective tax rate reconciliation disclosures; (2) since the intended users of the financial statement are not considered having any consensus or expectation on the effective tax rate reconciliation disclosure, the error did not conceal any failure to meet any consensus or expectation of the Company; and (3) the error was not an intentional misstatement, and the discrepancies did not affect the Company’s compliance with any regulatory requirements, loan covenants or other contractual requirements, nor did it impact management compensation.

The Company also respectfully advises the Staff that it will revise the 2014 effective tax rate reconciliation disclosure in its filing of 2016 Form 20-F.

Form 6-K Filed September 6, 2016

3.                                      We note from your response to prior comment 4 that after the acquisition, Homeinns has five directors, two of which will be appointed by Ctrip; two by BTG and one by the CEO. Please explain the selection process for Homeinns’ CEO and tell us whether this individual is a related party to either Ctrip or BTG.

The Company respectfully advises the Staff that Mr. David Jian Sun served as the CEO of the predecessor of Homeinns since December 2004, and was appointed by the then incumbent board of directors of the listed entity of Homeinns as the CEO in June 2006 in connection with the IPO of Homeinns, and remained so until after the acquisition. Prior to his appointment as CEO of Homeinns, Mr. Sun was vice president for B&Q (China) Ltd., a home improvement retailer unrelated to Ctrip or, to the knowledge of the Company, BTG. The Company does not consider Mr. Sun a related party to Ctrip and was not aware of any related party relationship between Mr. Sun and BTG as of the date of the filing of the Form 6-K. The Company understands that Mr. Sun became the CEO of BTG on September 8, 2016.

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If you have any additional questions or comments regarding the 2015 Form 20-F, please contact the undersigned at +86.21.3406.4880 Ext. 12202. Thank you.

Very truly yours,

/s/ Xiaofan Wang
Xiaofan Wang
Chief Financial Officer
Ctrip.com International, Ltd.

Cc:     James Jianzhang Liang, Chairman and Chief Executive Officer, Ctrip.com International, Ltd.

Min Fan, Vice Chairman and Co-President, Ctrip.com International, Ltd.

Jane Jie Sun, Co-President and Chief Operating Officer, Ctrip.com International, Ltd.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP